SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 7)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David J. Johnson, Jr., Esq.

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

July 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,700,866

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 45,700,866

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,700,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 43.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, dated February 18, 2011 and filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, dated March 24, 2011 and filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”) and Amendment No. 6 thereto, dated April 27, 2011 and filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6,” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

The reporting person used personal funds to purchase the Initial Shares (as defined in Item 6) for an aggregate cash consideration of approximately $0.7 million.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D under the subheadings “Issuance of Initial Shares to the Reporting Person” is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 45,700,866 shares of Common Stock, representing approximately 43.0% of the outstanding shares of Common Stock based on the Issuer having 106,328,776 shares of Common Stock outstanding as of July 7, 2011.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 65,523,776 shares of Common Stock, or 52.0% of the Issuer’s total number of shares of Common Stock outstanding as of July 7, 2011, calculated in accordance with Rule 13d-3 of the Exchange Act (after giving effect to the full issuance of the 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item 6), the issuance of 759,809 shares of Common Stock issuable upon exercise of the New Lion Warrant issued to Lion/Hollywood L.L.C. on March 24, 2011 as described and defined in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2011, and the issuance of 3,063,101 shares issuable upon the exercise of the New Lion Warrant as described and defined in the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2011 and the Voting Agreement (as defined in Item 6)).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Issuance of Initial Shares to the Reporting Person

On June 21, 2011, the Issuer received stockholder approval for the issuance of 777,778 shares (the “Initial Shares”) by the Issuer to the reporting person at a price of $0.90 per share.  Pursuant to a Purchase Agreement dated as of April 27, 2011 between the Issuer and the reporting person (the “Charney Purchase Agreement”), subject to receipt of requisite stockholder approval the reporting person had agreed to purchase from the Issuer such Initial Shares.  As a result of the receipt of stockholder approval, the reporting person purchased 777,778 shares of Common Stock from the Issuer for an aggregate cash consideration of approximately $0.7 million on July 7, 2011.

In addition, on July 7, 2011, certain investors in the Company led by Canadian financier Michael Serruya and his family, Delavaco Capital, Inc., Dynamic Power Hedge Fund and Front Street Investment Management Inc. (the “Other Purchasers”) exercised their right to purchase 6,666,666 shares of Common Stock.  Pursuant to a Purchase and Investment Agreement dated as of April 21, 2011, the Other Purchasers had been granted a right to purchase (the “Investor Purchase Right”) up to 27,443,173 additional shares of Common Stock (the “Investor Purchase Right Shares”).  Pursuant to the Charney Purchase Agreement, the reporting person will receive a right to receive up to an additional 25,319,988 shares of Common Stock as anti-dilution protection with respect to the issuance to the Other Purchasers of the Investor Purchase Right Shares in proportion to the exercise by the Other Purchasers of the Investor Purchase Right.  As a result of the exercise by the Other Purchasers of their right to purchase 6,666,666 shares of Common Stock, the reporting person received a right to receive an additional 6,150,889 shares of Common Stock (the “Purchase Right Anti-Dilution Shares.”)  The Purchase Right Anti-Dilution Shares are issuable in three equal installments, one per each measurement period set forth below, subject to meeting the applicable average volume weighted closing price for 60 consecutive trading days, calculated as set forth in the Charney Purchase Agreement (“VWAP”) as follows: (i) for the measurement period from April 16, 2012 to and including April 15, 2013, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $3.25 per share; (ii) for the measurement period from but not including April 16, 2013 to and including April 15, 2014, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $4.25 per share; and (iii) for the measurement period from but not including April 16, 2014 to and including April 15, 2015, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $5.25 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2011

/s/ Dov Charney
Dov Charney